Exhibit 4.22

THIS IS AN IMPORTANT DOCUMENT WHICH SETS OUT THE TERMS AND CONDITIONS OF YOUR OVERDRAFT FACILITY.  PLEASE NOTE THAT OVERDRAFTS ARE REPAYABLE ON DEMAND.  WE RECOMMEND THAT YOU TAKE INDEPENDENT LEGAL ADVICE IF YOU HAVE ANY DOUBTS REGARDING THE TERMS AND CONDITIONS OF THE FACILITY.

Solent Corporate Centre
Date: 15 February 2007	Address:	3 Hampshire Corporate Park, PO Box 462
Templars Way, Chandlers Ford
Private & Confidential		Hants SO53 3RY
	Telephone:	02380 242145
Russ Berrie (U K) Limited
Company Number 01459528
Stoke Park, Tower Lane
Eastleigh, Hampshire
SO50 6NZ

Dear Sirs

Business Overdraft Facility

Facility Account: account number [TO BE ADVISED UNDER SEPARATE COVER] at the Bank’s Southampton High Street branch (sorting code 56-00- 68)

I write to advise the terms and conditions upon which The Royal Bank of Scotland plc (“RBS”) acting as agent for National Westminster Bank Plc is willing to make available to you an overdraft facility (the “Facility”) on the above Facility Account for the purpose of your business.  For the purposes of this letter, National Westminster Bank Plc shall be referred to as the “Bank” (which expression means its successors and assigns).

1              Limit

1.1                                 The overdraft limit (the “Overdraft Limit”) will vary as follows:-

£1,500,000 from 1 January until 31st March in each year, then;

£1,000,000 from 1 April until 31 December in each year.

1.2                                 The Overdraft Limit should not be exceeded without the Bank’s prior consent and the Bank may decline to pay a cheque (or allow any other payment or withdrawal) which would have that effect.  If the Bank does pay such a cheque (or allow such other payment or withdrawal) which results in the Overdraft Limit being exceeded it will not mean either that the Overdraft Limit has changed or that the Bank will agree to pay any other cheque (or allow any other payment or withdrawal) which would have the effect of exceeding the Overdraft Limit.

1.3                                 The Bank may disregard any uncleared credits for the purposes of calculating the amount outstanding under the Facility (and any interest payable).  If however the Bank does pay a cheque (or allows any other payment or withdrawal) against uncleared credits this does not mean that it is bound to do so at other times.

2              Preconditions

2.1                                 The Bank will not be obliged to make the Facility available until the following conditions have been met:-

(a)                                  any security required in terms of Clause 6 of this letter has been valued and completed to the Bank’s satisfaction; and

(b)                                 you have accepted the Facility on the terms and conditions set out in this letter by returning the duplicate of this letter with the acknowledgement duly signed, within 28 days of the date of this letter.

(c)                                  the Bank has received and is satisfied with the documentation / information required from you to enable the Bank to comply with its account opening / ‘know your customer’ obligations / requirements in relation to yourself.

(d)                                 the Bank has undertaken and is satisfied with a review of your debtor book.

3              Availability

3.1                                 The Facility is repayable upon demand in accordance with normal banking practice and the Facility can be unconditionally cancelled by the Bank at any time.

3.2                                 Subject to the Bank’s rights under Clause 3.1 the Facility will be available until notification to you by the Bank of its intention to cancel the Facility.  Without prejudice to the Bank’s rights under this Clause the Facility will be subject to review on at least an annual basis.

3.3                                 The Bank will always give notification of its intention to place a restriction on your ability to make drawings on the Facility.

3.4                                 You may at any time advise the Bank in writing that the Facility is no longer required.

4              Interest

4.1                                 Interest will be charged as follows:-

(a)                                  for borrowing up to the Overdraft Limit, at a rate which is equivalent to 1.5% per annum over the Bank’s Base Rate; and

(b)                                 for borrowing in excess of the Overdraft Limit, at a rate which is equivalent to 3.5% per annum over the Bank’s Base Rate.

4.2                                 The Bank’s Base Rate may vary from time to time but as at 15th February 2007 was 5.25% per annum.  Changes to the Bank’s Base Rate may be made at any time and with immediate effect, such changes being advised by way of press notice.  Omission to publish details of any change shall not stop the change from taking effect.

4.3                                 Interest will be calculated both before and after demand, decree or judgment on a daily basis on the cleared debit balance and will be debited to the Facility Account quarterly on the final business day of March, June, September and December (or such other dates as the Bank may advise from time to time).

5              Costs

5.1                                 An arrangement fee of £2,500 is payable and will be debited to the Facility Account following receipt by the Bank of your acceptance of the terms and conditions of the Facility as set out in this letter or following your first utilisation of the Facility, whichever is the earlier.  You will also be responsible for paying any costs incurred by the Bank in connection with the Facility whether as a result of you breaking the terms of the Facility or not.  These costs will include (but not be limited to) costs of taking and discharging any security; taking steps, including court action, to obtain payment; enforcing and/or preserving the Bank’s rights under any security held for the Facility; tracing you if you change address without notice and communicating with you if you break the terms of the Facility.  If such costs remain unpaid then they may be debited by the Bank to the Facility Account.

5.2                                 Further fees will be payable from time to time in respect of the Bank reviewing the operation and ongoing availability of the Facility and you will be advised by the Bank at least 14 days in advance of any such fee being payable.

6              Security

6.1                                 The Facility will be secured by the following:-

(a)                                  new security required by the Bank for the Facility as follows:-

(i)                                     a Debenture by you; and

(b)                                 all further available security which the Bank may in future obtain.

6.2                                 All security will require to be granted in the Bank’s preferred form.  The value of the security will be reviewed regularly and, without prejudice to its overriding right to call for repayment on demand, the Bank may seek additional security if there is a significant drop in the value of the security held.

7              Financial Information

7.1                                 To enable the Bank to monitor the Facility you will provide:-

(a)                                  as soon as they become available but in any event within 270 days after the end of your financial year, your audited financial statements and the audited financial statements of any company which is or becomes your subsidiary within the meaning of Section 736 of the Companies Act 1985 for that year;

(b)                                 as soon as they become available but in any event within 42 days after the end of the financial period to which they relate and in a format acceptable to the Bank, your quarterly management accounts incorporating balance sheet, profit and loss account and aged list of debtors (the “Management Accounts”);

(c)                                  promptly, all notices or other documents sent by you to your shareholders and/or your creditors; and

(d)                                 promptly, such further information regarding your financial condition and operations as the Bank may reasonably request.

7.2                                 All accounts and other financial information provided to the Bank will be prepared consistently and in accordance with generally accepted accounting standards.

8              Financial Performance

8.1                                 The financial statements and Management Accounts will require to demonstrate that on the last day of the period covered by the relevant statements/accounts, Bank Indebtedness was not more than 50% of Debtors failing which, without prejudice to the Bank’s overriding right to call for repayment on demand, the Bank, after due notice, may amend, restrict or withdraw the Facility.

8.2                                 For the purpose of this clause the following definitions shall apply:-

“Bank Indebtedness” means, at any relevant time, all the liabilities of Russ Berrie (U K) Limited to the Bank of any kind (whether present or future, actual or contingent and whether incurred alone or jointly with another).

“Debtors” means the value of your trade debtors excluding, as determined by the Bank, debtors in dispute or overdue or known to be doubtful and debtors domiciled outwith the United Kingdom aged greater than 90 days.

9              Conditions

9.1                                 By your acceptance of the terms of this letter you agree that you shall not, nor shall you permit any of your subsidiaries to, pay or declare any dividends to any class of shareholder except where such dividends are paid from Net Cash Flow failing which, without prejudice to the Bank’s overriding right to call for repayment on demand, the Bank, after due notice,  may amend, restrict or withdraw the facility.

For the purposes of this Clause, “Net Cash Flow” means in relation to any accounting period of Russ Berrie (U K) Limited, the net cash flow of Russ Berrie (U K) Limited from operating activities less the aggregate of (i) tax paid, (ii) interest paid on borrowings from all sources and (iii) all capital expenditure.

10           Miscellaneous

10.1                           The Bank may debit the Facility Account in accordance with the terms of Clauses 4 and 5 of this letter even if it results in the Overdraft Limit being exceeded.

10.2                           These terms and conditions will not be affected in any way by the Facility Account being allocated another account number by the Bank or being transferred to another branch, office or department of the Bank.

10.3                           The Bank’s agreement to the addition of Facility Accounts to the Facility will be subject to these terms and conditions being suitably amended to the Bank’s satisfaction.

10.4                           The Bank may change any of these terms and conditions by giving at least 30 days’ written notice to you.

10.5                           RBS may act as agent for the Bank in connection with the administration of the Facility.

Please indicate your acceptance of the above terms and conditions by arranging for the acknowledgement on the duplicate of this letter to be signed and returned to me.

The Bank may, at its option, treat any usage of the Facility as acceptance (without amendment) of the terms and conditions of this letter.

Please do not hesitate to contact me if you require clarification of any of the above terms and conditions.

Yours faithfully
For and on behalf of RBS acting as agent for the Bank

Rodger Harris
Relationship Director

Having decided that the proposed Facility is appropriate and in the interests of Russ Berrie (U K) Limited, the Facility is hereby accepted on the above terms and conditions.

Signed for and on behalf of Russ Berrie (U K) Limited in accordance with the authority held by the Bank

Signature(s)	Chris Robinson	Date(s) of Signature(s)	March 19, 2007

	Trevor Rowcliffe		March 19, 2007

GUIDANCE NOTES

Your ref: David Allen	15 February 2007

CUSTOMER: Russ Berrie (U K) Limited
OVERDRAFT FACILITY for £1,500,000

We enclose the required Facility Letter for the above Overdraft facility duly amended as discussed. Please update the RMP Core Bank Covenants screen to reflect the terms of the updated monitoring formula.

Please also arrange for the Contingent Obligation amount on RMP to be reduced to £150,000 (to reflect the reducing bonding amount referred to in the amended documentation forwarded to you on 29 January.

As requested, we have taken no action in respect of the FX line /DSL line referred to in your first resubmission. If action is required and the limits are to be marked at £300,000 please arrange for the limits to be changed on rmp by a GP report to Credit as at present we would only be able to mark the full limits (£1,750,000 and £1,500,000). Whilst the Credit paper states that Credit would be happy to allow the £300,000 limit unsecured for 2 months, it makes no reference to KYC — has this been competed yet?

If you require any assistance regarding the content of the Facility Letter please do not hesitate to contact us.

Contact Details
Mark Perry
Credit Documentation
Direct Dial: 020 7427 8071
Facsimile: 020 7427 8872

Please quote our reference 71718v5/CCD/MP/NWSOCO when replying